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FILE NO: 76441.1
December 3, 2009
VIA EDGAR
Ms. Jennifer Gowetski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Pebblebrook Hotel Trust
Pre-Effective Amendment No. 3 to Registration Statement on Form S-11
Filed on November 25, 2009
File No. 333-162412
Dear Ms. Gowetski:
As counsel to Pebblebrook Hotel Trust, a Maryland real estate investment trust (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (File No. 333-162412) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 2, 2009.
For convenience of reference, each Staff comment contained in your December 2, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Mark Rakip, Kevin Woody and Erin Martin, a courtesy copy of this letter and two courtesy copies of Amendment No. 3 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 2 to the Registration Statement filed with the Commission on November 25, 2009 (the “Blackline”). The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in our responses are to the pages of the Blackline. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Ms. Jennifer Gowetski
December 3, 2009

General
1.	We note your response to comment 1 in our letter dated November 23, 2009. The revisions made to your disclosure reference that “other hotel companies” also reduced dividends and capital investments. Please revise your disclosure on pages 3 and 45 to remove your reference to “other hotel companies” as you should present balanced disclosure about Mr. Bortz’s leadership and track record with LaSalle Hotel Properties and not the tract record of other hotel companies with which he had no affiliation.
RESPONSE: The Company has revised the disclosure on pages 3 and 45 in response to the Staff’s comment.
Cover page of Prospectus
2.	Please revise to delete the names of the underwriters in the syndicate. Please note that only the names of the lead or managing underwriters should appear on the cover page. Please confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.
RESPONSE: The Company advises the Staff that each of the underwriters named on the cover page of the prospectus is a “managing underwriter” for the offering and the names of each have been included on the cover page in accordance with Item 501(b)(8)(i) of Regulation S-K. The Company confirms that it will not include the names of any other underwriters who may be in the syndicate on the cover page of the final prospectus.
Risk Factors, page 11
“Failure of the lodging industry to exhibit improvement may adversely. . . .” page 12
3.	We note your response to comment 2 in our letter dated November 23, 2009 and your revisions on pages 3, 12 and 45. On page 12, you state that you “believe that when the U.S. economy begins to stabilize and generate positive GDP growth, transient and group travel is likely to rebound, allowing hotel owners to grow occupancy. . .leading to increasing average daily rates.” This is mitigating language. Generally, you should

Ms. Jennifer Gowetski
December 3, 2009

limit your Risk Factors section to an identification and brief description of each material risk. Please revise to remove the mitigating language from this risk factor.
RESPONSE: The Company has revised the disclosure on page 12 in response to the Staff’s comment.
Item 36. Financial Statements and Exhibits, page II-2
4.	We note that you have identified the individuals who will serve on your board of trustees upon the closing of this offering. Please file the consents of these individuals pursuant to Rule 438 of Regulation C or advise.
RESPONSE: The Company has filed as exhibits with Amendment No. 3 the consent of each person named in the Registration Statement who will serve as a trustee upon the closing of the offering and has not signed the Registration Statement.
In addition to responding to the staff’s comments, Amendment No. 3 files all remaining exhibits to the Registration Statement.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-8638 or Mark Wickersham at (804) 788-7281.

Very truly yours,

David C. Wright

cc:	Mark Rapik
Kevin Woody
Erin Martin
Jon E. Bortz
James O’Connor, Esq.
Bartholomew A. Sheehan, Esq.